Filed by Viasat, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: RigNet, Inc.

(Subject Company Commission File No.: 001-35003)

This filing relates to the proposed merger involving Viasat, Inc., a Delaware corporation (“Viasat”), Royal Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and RigNet, Inc., a Delaware corporation (“RigNet”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 20, 2020, by and among Viasat, Acquisition Sub and RigNet.

The following is an article published on December 21, 2020 on Via Satellite containing an interview with Richard Baldridge, President and Chief Executive Officer of Viasat, Steven Pickett, President and Chief Executive Officer of RigNet, and Lee Ahlstrom, Senior Vice President and Chief Financial Officer of RigNet.

Viasat, RigNet CEOs Talk Value in Vertical Integration Acquisition

Via Satellite

December 21, 2020

By Rachel Jewett

https://www.satellitetoday.com/business/2020/12/21/viasat-rignet-ceos-talk-value-in-vertical-integration-acquisition/

Viasat has agreed to acquire RigNet, the operator announced Monday, a move that will make Viasat a vertically-integrated player in the energy sector. The all-stock transaction gives RigNet, which provides networking solutions for remote oil and gas operations, an enterprise value of approximately $222 million.

This is another move from Viasat to diversify its portfolio ahead of the launch of its ViaSat-3 constellation, after the operator announced in November it is purchasing the remaining share of European wholesale broadband services business Euro Broadband Infrastructure (EBI). The first ViaSat-3 satellite is targeted for launch at the end of the calendar year 2021.

Viasat plans to incorporate RigNet into its Global Enterprise and Mobility business unit, led by President Jimmy Dodd. The company has more than 650 customers and has deployed more than 1,200 onshore and offshore sites and 11,000 Industrial Internet of Things (IIoT) sites. The transaction is expected to close by mid-calendar year 2021 and is subject to regulatory approval.

Viasat CEO Rick Baldridge; RigNet CEO Steven Pickett; and RigNet CFO Lee Ahlstrom spoke with Via Satellite about diversifying Viasat’s connectivity portfolio, and the companies mutual focus on using Artificial-Intelligence (AI) and Machine Learning (ML). Baldridge said the deal fits in with Viasat’s long-term strategic plan. “As we build out the ViaSat-3 satellite constellation that covers the globe, we’re going to invest in verticals that we’re not in, and expand the ones that we’re in,” he said.

VIA SATELLITE: How did this deal come about, and how long has it been in the works?

Baldridge: From our perspective, it always made sense to do this at a time when we could bring something to the party, rather than just having RigNet built on. Doing this just in advance of our global launch is going to allow us to bring something that their shareholders should benefit from. We either had to start acquiring and building an in-house team, or do something like this. It would take us a long time to build the tools that RigNet has put together, and longer to develop the customer relationships.

VIA SATELLITE: This acquisition makes Viasat a vertically integrated energy communications provider. Why were you interested in making that play in the energy market?

Baldridge: We’ve always felt that there’s this stack of businesses — at the top of that stack are the ones that are much harder to serve, so your value to them is really high. At the bottom of that, quite frankly, is residential broadband, where people have more choices. We are looking for those verticals where the value is highest. Oil and gas is one that we’ve had our eye on for a long time, but also the enterprise verticals that go along with those types of tools, like mining. Even the application for maritime, although it looks a lot like commercial air, there’s another enterprise-type application there.

We’re looking for all of those verticals where we have more value. This was a vertical we were going to go into, and we think we found the perfect partner. We’ve been very impressed that they’re not just limited to oil and gas, there’s some other applications as well.

Pickett: Although we are predominantly in the energy vertical, what we do at the software and cybersecurity layer applies to any business application. For example, one large producer of iron ore uses our machine learning platform to manage the flow of iron ore from the mine all the way to delivery in China across a fleet of maritime vessels. Once you apply machine learning, you have lots of different ways that you can extract value, because you know much more deeply what’s happening within the business.

VIA SATELLITE: Both of you just mentioned how RigNet’s solutions are applicable beyond the offshore drilling application. The announcement mentioned both companies being stronger after the acquisition to expand in the mining, shipping, and maritime. What could that look like for Viasat and RigNet combined in the future?

Baldridge: We bring 100 times the bandwidth to the market in these areas than what was previously available. That fundamentally changes the capability set that you’re bringing. And then we can take those things into other verticals that we were going to go into anyway, like shipping or maritime. This is a combination where we can take the tools that had been developed in RigNet, and use those across the enterprise — and we can take the vertical [Rignet] has been in, and bring capability to that vertical.

Lee Ahlstrom, RigNet CFO: There’s a growing hunger in energy, and some of these other markets, to bring applications like machine learning into the business to improve financial and operational performance. Many of these harsh remote locations have been constrained by the size of the pipe. With Viasat bringing that much bigger pipe — high throughput, high capacity — that is going to open up a world of opportunities for these customers. Not just the ones that we have today, but the ones who are seriously starting to look at how to apply these new technologies to their businesses.

VIA SATELLITE: Was there any concern on Viasat’s end with effects from the pandemic on the energy sector?

Baldridge: It’s not only the effects from the pandemic, but there’s a social negative associated with fossil fuels. We agree that there should be major investments in non-fossil fuel energy. But this is a sector that’s going to be around for a long time, and we think it will be a good one for us to operate in. The amount of data that they need to more efficiently do their businesses is just growing exponentially, we love that type of a market.

I think the pandemic is going to be over. We will get through this and things will recover. I don’t know what they’ll look like when they do, but certainly the need for data, a lot of bandwidth, will continue to grow, and that’s perfect for our satellites.

Pickett: There are a number of supermajors in the fossil fuel business who have been very vocal about the fact that they’re not fossil fuel companies — they’re energy companies, and they are making pivots to be renewable energy companies. Given the strong and long relationships we have with those customers, we’re in a position to grow with them into renewable energies as well. When you think about new, renewable energies, there tends to be much newer technology deployed, which creates the need for bigger networks, and the need for more real-time machine learning.

VIA SATELLITE: Does RigNet currently purchase capacity from Viasat, and will all RigNet capacity be purchased from Viasat in the future?

Pickett: We don’t buy satellite capacity from Viasat at this point. That will change when we become a part of Viasat and the ViaSat-3 launch.

Baldridge: That’s one of the reasons why we haven’t launched this effort earlier, we needed to wait until the launch of ViaSat-3 satellites was in sight. There’s definitely some cost savings there in the future. But we buy capacity from Ku-band satellites for business jets, for instance, and we will maintain relationships with those satellite operators. What we are trying to do is increase the amount of capacity that these users are using by a factor of 20, 30, or 50 — not to give them a discount that doesn’t get us anywhere, or get them anywhere. The reality is to bring a lot more capacity at a very cost-effective rate to these users, and have them do more than they’re doing today.

VIA SATELLITE: Steve, can you speak more to the benefit the acquisition will bring to RigNet’s customers?

Pickett: No doubt, access to more capacity. As [customers] do more with real-time machine learning, because they have to get cost out of their business, they’re going to need more network capacity. We’re going to be able to get that from Viasat. And Viasat has its own set of tools as well, so we’ll be looking for ways to supplement the tools that we have with what Viasat has, in order to provide an even more robust bundle for end customers.

VIA SATELLITE: I understand RigNet will be incorporated into the enterprise and mobility business unit of Viasat. Will RigNet maintain its branding and its workforce?

Baldridge: We haven’t gotten into the integration planning, or disclosed any of that. We certainly plan to keep the RigNet presence and perhaps grow that in the Houston area. We love their location, and we like to do business out of Texas, and so it should be a center that we see grow. In most of the acquisitions we have made, we like having strong leadership. We get behind those leaders instead of shutting things down and consolidating operations. Having the team in Houston is a major net positive for us.

VIA SATELLITE: RigNet has operations in many different countries around the world. Rick, in a recent interview with Via Satellite, you talked about Viasat’s EBI acquisition, which is different, but also focuses on the globalization push with the ViaSat-3 constellation. Can you talk about how the RigNet deal fits in with Viasat’s globalization efforts?

Baldridge: We will leverage the team that’s already in these places. I’ve talked quite a bit about us being indigenous or local in our markets and that’s how we’re going to approach building a team out on a global scale. This gives us a good running start to that, as EBI did in Europe. Having people that already have access to the regulatory environments in over 50 countries, that’s fantastic help for us.

VIA SATELLITE: What potential do you see with RigNet’s AI offerings and IIOT offerings, to develop those further together?

Baldridge: We started a fairly heavy data analytics effort, we’ve hired math PhDs that are working here today. For instance, we’ve developed artificial intelligence engines on how to select the right customer to use our residential broadband business and predict churn. So that’s a perfect fit between what RigNet has been doing, and what we’re doing with machine learning and AI. I don’t have a perfect answer in terms of what we’re going to do on day one. I know that this is an area of hyperfocus for us. It’s an area where RigNet has been making great progress, I know we have 100% alignment on what to do here. Efficient use of the networks is really important, but what’s more important is to help the customers change their business models based upon data they can get through those tools.

VIA SATELLITE: You said earlier that Viasat plans to expand into verticals that you’re not currently in. Will we see more acquisitions from Viasat in 2021?

Baldridge: You’ll see more entries into verticals — whether that’s through acquisitions or we build that ourselves. But you’ll definitely see more new verticals announced as we approach launch on these satellites.

Additional Information and Where You Can Find It

Viasat will file with the SEC a registration statement on Form S-4, which will include the proxy statement of RigNet that also constitutes a prospectus of Viasat (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIASAT, RIGNET, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Viasat’s website at https://www.viasat.com (for documents filed with the SEC by Viasat) or on RigNet’s website at https://www.rig.net (for documents filed with the SEC by RigNet).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Viasat, RigNet, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Viasat’s directors and executive officers is contained in Viasat’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020 and its Definitive Proxy Statement on Schedule 14A, dated July 23, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of RigNet is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 11, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 30, 2020.

Forward-Looking Statements

This communication contains forward-looking statements regarding future events that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which Viasat and RigNet operate and the beliefs and assumptions of their respective management. The parties use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” variations of such words and similar expressions to identify forward-looking statements. Forward looking statements include, among others, statements that refer to the benefits of and realization of synergies from the RigNet acquisition, including expected resulting enhancements to Viasat’s systems and services and the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Viasat, RigNet or the combined company; integration activities; the anticipated value of the combined business to Viasat and stakeholders; the expected performance of RigNet’s technologies; expected impact of the acquisition on Viasat’s results of operations and financial condition; anticipated growth and trends in the business or key markets of Viasat, RigNet and the combined company; the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions; and plans, objectives and strategies for future operations. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Factors that could cause actual results to differ include: risks and uncertainties related to the pending merger, including the failure to obtain, or delays in obtaining, required regulatory approval; the risk that such approval may result in the imposition of conditions that could adversely affect Viasat, RigNet or the expected benefits of the proposed transaction; the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; the ability of Viasat to successfully integrate RigNet operations, technologies and employees; the ability to realize anticipated benefits and synergies of the acquisition, including the expectation of enhancements to Viasat’s products and services, greater revenue opportunities, operating efficiencies, and cost savings; the ability to ensure continued performance and market growth of RigNet’s business; changes in the global business environment and economic conditions; the availability and cost of credit; the ability to successfully develop, introduce, and sell new products and enhancements; changes in relationships with key customers, suppliers, distributors, resellers, and others as a result of the acquisition; Viasat’s and RigNet’s reliance on a limited number of third parties to manufacture and supply their respective products; the risk of litigation or regulatory actions to Viasat and/or RigNet; inability to retain key personnel; the impact of the COVID-19 pandemic on Viasat’s and RigNet’s business, suppliers, customers, and employees or the overall economy; and other factors affecting the communications industry generally. In addition, please refer to the risk factors contained in Viasat’s and RigNet’s SEC filings available at www.sec.gov, including Viasat’s and RigNet’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and such reports that are subsequently filed with the SEC, including the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Viasat undertakes no obligation to update or revise any forward-looking statements for any reason.